May 15, 2007
VIA EDGAR and OVERNIGHT COURIER
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 6010

Attn:	Brian R. Cascio Praveen Kartholy

Re:	Amkor Technology, Inc. Form 10-K for the year ended December 31, 2006 Filed February 26, 2007 Form 10-K/A for the year ended December 31, 2005 Filed October 6, 2006 File No. 000-29472
Ladies and Gentlemen:
     On behalf of Amkor Technology, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 8, 2007 relating to the Company’s Form 10-K for the year ended December 31, 2006, filed with the Commission on February 26, 2007 (the “2006 Form 10-K”), and the Form 10-K/A for the year ended December 31, 2005 (the “2005 Form 10-K/A”), filed with the Commission on October 6, 2006 (File No. 000-29472).
     In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response.
Form 10-K/A for the year ended December 31, 2005
Consolidated Financial Statements
Note 2. Restatement of Consolidated Financial Statements, page 81
1.	Please tell us where you have disclosed the restated stock compensation cost that should have been reported for each fiscal year as required by paragraph 45.c.2 of FASB Statement No. 123. Refer to the sample letter sent in response to inquiries related to filing restated financial statements for errors in accounting for stock option grants, available at http://sec.gov/divisions/corpfin/guidance/oilgasltr012007.htm.
Company’s Response:
The Company supplementally advises the Staff that at the time the Company amended its 2005 Form 10-K, the Company considered FASB Statement No. 123 (“FAS 123”) paragraph 45.c.2 disclosure requirements and believed that disclosure of the restated compensation expense was only required for years ended December 31, 2005, 2004 and 2003, corresponding to the years for which consolidated financial statements were required in the 2005 Form 10-K. The FAS 123 pro forma disclosure for the three years ended December 31, 2005 appears in Note 1, “Description of Business and Summary of Significant Accounting Policies” on page 78. Additionally, the Company disclosed the adjustment to compensation expense for the three years ended December 31, 2005 in Note 2, “Restatement of Consolidated Financial Statements, Special Committee and Company Findings” on page 81. The disclosure table on page 81 also provides the cumulative effect adjustment through December 31, 2002 and the total restatement adjustment to compensation expense for all periods affected by the errors.

In January 2007, subsequent to the filing of the Company’s 2005 Form 10-K/A, the Company noted the Staff’s guidance in the form of a sample letter. Within that letter, the Staff indicated that “for each annual period preceding the most recent three years: disclosure of the information required by paragraph 45.c.2 of FASB Statement No. 123” should be reported. In light of this guidance, the Company included the additional requested disclosure in its 2006 Form 10-K in Note 2, “Restatement of Stock-based Compensation Expense from 1998 through March 2006, Special Committee and Company Findings Relating to Stock Options” on page 75 and presented the information for all annual periods impacted, which includes calendar years 1998 through 2005. The Company did not believe it was necessary to amend the 2005 Form 10-K/A to provide additional disclosure for annual periods prior to calendar year 2003.
2.	Please tell us where you have presented restated information required by Item 302 of Regulation S-X for the balance sheets and statements of operations in a level of detail consistent with Regulation S-X Article 10-01(A)(2) and (3) and appropriate portions of 10-01(b) with columns labeled “restated” for all the periods presented. Please refer to the sample letter sent in response to inquiries related to filing restated financial statements for errors in accounting for stock option grants, available at http://sec.gov/divisions/corpfin/guidance/oilgasltr012007.htm.
Company’s Response:
The Company supplementally advises the Staff that the disclosures required pursuant to Item 302 of Regulation S-K are included within Item 7 of its 2005 Form 10-K/A on pages

50 and 51 under the caption “Quarterly Results.” The Company provided disclosures for the eight quarters in 2004 and 2005 with “as previously reported”, “adjustments” and “as restated” columnar presentation for the following captions which includes those required by Item 302 of Regulation S-K: net sales, gross profit, operating income (loss), net income (loss) and basic and diluted per share amounts. With respect to Regulation S-X Article 10-01 disclosures, the Company provided Regulation S-X Article 10-01 level financial information in (i) the restated March 31, 2005 statements of operations and cash flows set forth in the Form 10-Q/A for the quarter ended March 31, 2006, and (ii) the restated June 30, 2005 statements of operations and cash flows set forth in the Form 10-Q for the quarter ended June 30, 2006, both of which were filed simultaneously with the 2005 Form 10-K/A. In addition, the Company included as Exhibit 99.1 to its 2005 Form 10-K/A Regulation S-X Article 10-01 level restated financial statements as of and for the three and nine month periods ended September 30, 2005.

In January 2007, subsequent to the filing of the Company’s 2005 Form 10-K/A, the Company noted the Staff’s guidance in the form of a sample letter. Within that letter, the Staff indicated that “if interim period information as required by Item 302 is restated, the information presented should be in a level of detail consistent with Regulation S-X Article 10-01(a)(2) and (3) with columns labeled restated.” The Company considered the guidance and concluded that with respect to the 2005 quarterly statements of operations and cash flows, Regulation S-X Article 10-01 detail had been previously provided in its 2006 Form 10-Q filings as described above. For the 2004 quarterly statements of operations, the quarterly impact of the stock-based compensation adjustments is provided in the Item 302 disclosures on page 51 of the 2005 Form 10-K/A. With respect to the quarterly balance sheets at the end of each of the first three quarters of calendar year 2004 and as of March 31 and June 30 of 2005, the additional disclosure per Regulation S-X Article 10-01 would not provide any additional material information to the reader. The balance sheet impact of the stock-based compensation restatement was principally isolated within stockholders’ equity as a change in retained earnings and additional paid-in-capital with only immaterial amounts affecting accrued expenses for payroll taxes. The Company concluded that expanding the level of detail in accordance with Regulation S-X Article 10-01 for additional interim periods in 2004 and 2005 would not provide any additional material information to the reader and that the current disclosure sufficiently illustrates the quarterly impact of the restatement.
* * * *
On behalf of the Company, I also acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	The Company may not assert Staff comments as a defense under any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please direct your questions or comments regarding this letter to the undersigned at (480) 821-5000 ext. 5725 or Robert D. Sanchez at (202) 973-8827. Thank you for your assistance.
Respectfully submitted,

Kenneth T. Joyce
Executive Vice President & Chief Financial Officer
cc:      Robert D. Sanchez, Esq. - Wilson Sonsini Goodrich Rosati
           Alan R. Augenstein - PricewaterhouseCoopers LLP